Gold Fields Limited (Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (“Gold Fields” or the “Company” or the “Group”) STATEMENT REGARDING PRESS SPECULATION ON THE PROPOSED TRANSACTION WITH GOLD ROAD RESOURCES LIMITED AND FURTHER CAUTIONARY ANNOUNCEMENT Gold Fields notes the recent media speculation and subsequent trading halt announcement made by Gold Road Resources Limited (“Gold Road”) in relation to a potential change of control transaction. Further to the announcement on 24 March 2025 regarding the non-binding, indicative and conditional proposal to acquire 100% of the issued and outstanding share capital of Gold Road by way of an Australian scheme of arrangement (the “Proposed Transaction”), Gold Fields confirms that it is in active discussions with Gold Road regarding the Proposed Transaction. Given the nature of the Proposed Transaction, there can be no certainty that engagement will materialize in a transaction being successfully concluded and, accordingly, Gold Fields shareholders are advised to continue exercising caution when dealing in Gold Fields securities until any further announcement is published. ENDS 2 May 2025 For investor enquiries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com For media enquiries contact: Claire Walker Tel: +61 447 391 261 Email: Claire.Walker@goldfields.com VECTOR Advisors (Australia) John Gardner Mobile: +61 413 355 997 Matt Worner Mobile: +61 429 522 924 JSE Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Financial advisor to Gold Fields J.P. Morgan

Legal advisors to Gold Fields Herbert Smith Freehills (Australia) Webber Wentzel (South Africa) Linklaters (United States) Media advisor to Gold Fields VECTOR Advisors (Australia) About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold-equivalent production of 2.1Moz, proved and probable gold Mineral Reserves of 44.3Moz, measured and indicated gold Mineral Resources of 30.4Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Forward-looking statements This announcement contains forward-looking statements. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning. These forward-looking statements, including among others, those relating to the Proposed Transaction, Gold Fields' future business strategy, development activities and other initiatives, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields' Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.